Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copy of the disclosure letter filed by PLDT Inc. with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission on June 22, 2026 regarding the submission by VITRO Inc. of its application for listing on the Main Board of the Philippine Stock Exchange.

DISCLAIMER

NOT FOR PUBLIC RELEASE, PUBLICATION OR DISTRIBUTION, OUTSIDE THE PHILIPPINES, INCLUDING DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

This communication is not an offer of securities for sale in the United States or elsewhere. No securities mentioned herein are being registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and no securities mentioned herein may be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. No money, securities, or other consideration is being solicited by this communication or the information contained herein and, if sent in response to this communication or the information contained herein, will not be accepted.

This communication is provided for reference only. Any forwarding, distribution, publication, or reproduction of this communication in whole or in part, or disclosure of any information contained herein, or any use of such information by any other person for any other purpose, is unauthorized. The information herein is accurate as of the date this communication is sent. There is no obligation to subsequently correct or update such information.

June 22, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

Further to its disclosure dated 20 June 2026, PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today that VITRO Inc., a wholly-owned subsidiary of ePLDT, Inc. (“ePLDT”), has submitted its application for listing on the Main Board of the Philippine Stock Exchange (“PSE”) in connection with its proposed initial public offering. VITRO Inc. is in the process of changing its corporate name to VITRO REIT, Inc., subject to the approval of the Securities and Exchange Commission (“SEC”), and is referred to in this disclosure as “VITRO REIT.” ePLDT is a wholly-owned subsidiary of PLDT.

The PSE listing application follows VITRO REIT’s submission of its registration statement and REIT Plan with the SEC for the proposed initial public offering. The proposed offer remains subject to regulatory approvals, market conditions, and other applicable approvals. PLDT will make the appropriate disclosures as and when required under applicable regulations.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,318 As of May 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
June 22, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

Further to its disclosure dated 20 June 2026, PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today that VITRO Inc., a wholly-owned subsidiary of ePLDT, Inc. (“ePLDT”), has submitted its application for listing on the Main Board of the Philippine Stock Exchange (“PSE”) in connection with its proposed initial public offering. VITRO Inc. is in the process of changing its corporate name to VITRO REIT, Inc., subject to the approval of the Securities and Exchange Commission (“SEC”), and is referred to in this disclosure as “VITRO REIT.” ePLDT is a wholly-owned subsidiary of PLDT.

The PSE listing application follows VITRO REIT’s filing of its registration statement and REIT Plan with the SEC for the proposed initial public offering. The proposed offer remains subject to regulatory approvals, market conditions, and other applicable approvals. PLDT will make the appropriate disclosures as and when required under applicable regulations.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

June 22, 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : June 22, 2026